Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2015 furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2014, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on April 30, 2015. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are in the business of energy and infrastructure and our operations mainly include production of renewable and clean energy. We own sixteen photovoltaic plants, or PV Plants, that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own approximately 9.2% of Dorad Energy Ltd., or Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (and an option to increase our indirect holdings in Dorad under certain conditions to 9.375%).

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the six months ended June 30, 2014 (in thousands)3	Revenue in the six months ended June 30, 2015 (in thousands)3
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$369 (€ 269)	$292 (€ 261)
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$377 (€ 275)	$299 (€ 267)

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the six months ended June 30, 2014 (in thousands)3	Revenue in the six months ended June 30, 2015 (in thousands)3
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.322	$259 (€189)	$200 (€179)
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.322	$306 (€223)	$223 (€199)
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.322	$275 (€201)	$215 (€193)
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.322	$323 (€236)	$230 (€205)
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$344 (€251)	$287 (€257)
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.266	$1,173 (€856)	$921 (€824)
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$295 (€215)	$229 (€205)

PV Plant Title	Installed Capacity1	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) 2	Revenue in the six months ended June 30, 2014 (in thousands)3	Revenue in the six months ended June 30, 2015 (in thousands)3
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.268	$292 (€213)	$228 (€204)
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,570 (€1,146)	$1,301 (€1,164)
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.219	$1,508 (€1,101)	$1,216 (€1,088)
“Rinconada II”4	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A	$4404 (€321)	$449 (€402)
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$-5	$331 (€296)
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A	$-5	$543 (€486)
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A	$-5	$264 (€236)
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1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the Feed-in-Tariff, or FiT, payment, our Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant (“ritiro dedicato”) equal to the applicable electricity market price. Until December 31, 2013, Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located). In addition, in connection with the regulatory changes in Italy, principally Law 116/2014, which generally provides for a decrease in the FiT guaranteed to existing photovoltaic plants commencing January 1, 2015, we elected to implement the option that entails a decrease of approximately 8% in the FiT. The FiT set forth in the table above represents the updated FiT after this decrease.

3.  Due to the decrease in the FiT in future years commencing on January 1, 2015 as described in footnote (2) above, these results are not necessarily indicative of our results in future periods. These results are also not indicative of future results due to other various factors, including changes in the climate and the degradation of the solar panels. For more information concerning the recent regulatory changes see note 6 to our financial statements included in the Annual Report.

4.  This PV Plant was 85% owned by us. In July 2015 we increased our holdings to 100%.

5.   The acquisition of these PV Plants was consummated on July 1, 2014 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

Our ordinary shares are listed on the NYSE MKT under the symbol ELLO and on the Tel Aviv Stock Exchange under the symbol ELOM. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report and in notes 2 and 3 of our unaudited condensed consolidated interim financial statements as at June 30, 2015, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2015 Compared with Six Months Ended June 30, 2014

Revenues were approximately $7.2 million for the six months ended June 30, 2015, compared to approximately $7.5 million for the six months ended June 30, 2014. Excluding unfavorable currency effects, revenues were up approximately 18% to €6.5 million from €5.5 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain, or the Murcia PV Plants, on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollars and the devaluation of the Euro against the U.S. dollar during the period.

Operating expenses were approximately $1.4 million (€1.3 million) for the six months ended June 30, 2015, compared to approximately $1.5 million (€1.1 million) for the six months ended June 30, 2014. Depreciation expenses were approximately $2.5 million (€2.2 million) for the six months ended June 30, 2015, compared to approximately $2.6 million (€1.9 million) for the six months ended June 30, 2014. These changes resulted from an increase in expenses due to the addition of the Murcia PV Plants’ operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

Impairment charges were $0 for the six months ended June 30, 2015, compared to approximately $0.6 million for the six months ended June 30, 2014. Due to regulatory changes in Italy, principally Law 116/2014 providing for a decrease in the FiT guaranteed to existing photovoltaic plants, we examined the recoverability of our photovoltaic plants in Italy. As the book value as at June 30, 2014 of some of the photovoltaic plants exceeded their recoverable amount, we recognized in those cases impairment charges. During the fourth quarter of 2014, we reexamined the impairment charges recorded and determined to reverse the impairment charges due to changes in market conditions. For more information see note 5 to our unaudited condensed consolidated interim financial statements as at June 30, 2015.

General and administrative expenses were approximately $1.7 million for the six months ended June 30, 2015, compared to approximately $2.3 million for the six months ended June 30, 2014. The decrease in general and administrative expenses mainly resulted from inclusion of bonuses paid to employees and expenses in connection with a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two explorations and drilling licenses off-shore Israel in the general and administrative expenses for the six months ended June 30, 2014.

Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $0.2 million for the six months ended June 30, 2015, compared to losses of approximately $0.2 million in the six months ended June 30, 2014. This increase is due to the commencement of the commercial operations of the power plant operated by Dorad in May 2014.

Other income was approximately $0.1 million for the six months ended June 30, 2015, compared to approximately $1.8 million for the six months ended June 30, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the six months ended June 30, 2015.

Financing income, net was approximately $1.3 million for the six months ended June 30, 2015, compared to financing expenses, net of approximately $2.5 million for the six months ended June 30, 2014.

The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions, currency interest rate swap transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $2.5 million, approximately $0.3 interest on loans and interest rate swap transactions and approximately $1.2 million of interest and other costs in connection with our Series A Debentures.

Taxes on income were approximately $0.7 million for the six months ended June 30, 2015, compared to approximately $0.1 million for the six months ended June 30, 2014. This increase in taxes on income compared to the corresponding period in 2014 resulted mainly from deferred tax income included for the six months ended June 30, 2014 in connection with impairment charges and the reevaluation of interest rate swap transactions.

Net income was approximately $2.6 million for the six months ended June 30, 2015, compared to a net loss of approximately $0.5 million for the six months ended June 30, 2014.

Total other comprehensive loss was approximately $4.8 million for the six months ended June 30, 2015, compared to approximately $1.1 million for the six months ended June 30, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 7.8%.

Total comprehensive loss was approximately $2.2 million for the six months ended June 30, 2015, compared to approximately $1.6 million for the six months ended June 30, 2014.

Impact of Inflation, Devaluation and Fluctuation of Currencies

We hold cash and cash equivalents, restricted cash and short-term deposits in various currencies, including US Dollar, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in U. Dori Energy Infrastructures Ltd., or Dori Energy, are denominated in Euro and NIS. Our Series A Debentures are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with three of our PV Plants bears interest that is based on EURIBOR rate. In addition, as we changed our functional currency from the US Dollar to Euro as of January 1, 2014, our balance sheet is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. We entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the U.S. dollar against the Euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro and of the Euro against the US Dollar.

	Year ended December 31,		Six months ended June 30,
	2014	2013	2015	2014
Appreciation (Depreciation) of the NIS against the Euro	(1.2)%	(2.9)%	(10.7)%	(1.8)%
Appreciation (Depreciation) of the Euro against the U.S. Dollar	(11.8)%	4.5%	(7.8)%	(0.9)%

The semi-annual rate of inflation in Israel was 0% in the six months ended June 30, 2014 compared to a disinflation of approximately 0.2% in the six months ended June 30, 2015.

The representative Euro exchange rate was NIS 4.694 for one Euro on June 30, 2014 and NIS 4.219 for one Euro on June 30, 2015. The average exchange rates for converting NIS to Euro during the six-month periods ended June 30, 2014 and 2015 were NIS 4.771 and 4.368 for one Euro, respectively. The exchange rate as of September 1, 2015 was NIS 4.42 for one Euro.

The representative Euro exchange rate was U.S. Dollar 1.365 for one Euro on June 30, 2014 and U.S. Dollar 1.12 for one Euro on June 30, 2015. The average exchange rates for converting the U.S. Dollar to Euro during the six-month periods ended June 30, 2014 and 2015 were U.S. Dollar 1.37 and 1.118 for one Euro, respectively. The exchange rate as of September 1, 2015 was U.S. Dollar 1.127 for one Euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations.  The economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislature to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain.

For more information see “Item 3.D: Risk Factors - Risks Related to the PV Plants” and “Item 4.B: Material Effects of Government Regulations on the PV Plants” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The applicable rate was 25% in 2012, 25% in 2013 and 26.5% in 2014.

On August 5, 2013, the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014), 2013, by which, inter alia, the corporate tax rate was set at a rate of 26.5% as from 2014 .

Liquidity and Capital Resources

As of September 30, 2015, we held approximately $24.6 million in cash and cash equivalents, approximately $0.5 million in short-term restricted cash, approximately $5 in marketable securities and approximately $5.5 million in long-term restricted cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various financing agreements in connection with the financing of six of our PV Plants (of which a loan from Unicredit S.p.A with respect to two of our PV Plants was repaid in 2014).. We also secured short term bank financing in connection with the financing of our PV operations from Leumi USA (that was repaid during 2013). In addition, during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (that was repaid as of June 30, 2014), and in January and June 2014 we issued the Series A Debentures. For more information concerning the various financing agreements we entered into and our Series A Debentures, please refer to Item 5 of our Annual Report.

On June 29, 2015, we entered into a loan agreement with UBI Banca S.c.p.a., or UBI, in connection with the financing of one of our PV Plants, pursuant to which we shall receive financing amounting to approximately Euro 10.7 million bearing an interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and principle are to be repaid semi-annually. The final maturity date of this loan is December 31, 2029. Draw down of the loan has not yet occurred. For more information, please refer to note 8 to our unaudited condensed consolidated interim financial statements as at June 30, 2015.

We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of June 30, 2015 we had working capital of approximately $12.8 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

At June 30, 2015, we held approximately $11.7 million in cash and cash equivalents, approximately $0.3 million in short-term restricted cash, approximately $5 million in marketable securities and approximately $5.6 million in long-term restricted cash, compared with approximately $15.8 million in cash and cash equivalents, approximately $0.3 million in short-term restricted cash, approximately $4.0 million in short-term deposits, approximately $3.7 million in marketable securities and approximately $5.1 million in long-term restricted cash we held at December 31, 2014. The decrease in cash and cash equivalents mainly results from the exercise of an option to acquire additional share capital of Dori Energy. For more information, please refer to note 6 to our unaudited condensed consolidated interim financial statements as at June 30, 2015.

During 2012, 2013, 2014 and up to September 30, 2015, we made or expect to make capital expenditures of an aggregate amount of approximately Euro 76.4 million (approximately $85.7 million, based on the U.S. Dollar/NIS exchange rate as at September 30, 2015) in connection with our Italian and Spanish PV Plants, net of penalties due to delay in connection to the national grid of some of the PV Plants and net of approximately assets disposed. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of an option to acquire additional shares of Dori Energy, increasing our percentage holding to 49%, is approximately $33.6 million, as of September 30, 2015. We anticipate using our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2015	2014
	(U.S. dollars in thousands)
Net cash provided by operating activities	1,696	91
Net cash (used in) provided by investing activities	(5,376)	5,916
Net cash provided by financing activities	530	30,285
Exchange differences on balances of cash and cash equivalents	(917)	(637)
Increase (decrease) in cash and cash equivalents	(4,067)	35,655
Cash and cash equivalents at beginning of period	15,758	7,238
Cash and cash equivalents at end of period	11,691	42,893

Operating activities

In the six months ended June 30, 2015, we had net income of approximately $2.6 million. Net cash provided by operating activities was approximately $1.7 million.

In the six months ended June 30, 2014, we had a net loss of approximately $0.5 million. Net cash provided by operating activities was approximately $0.1 million.

Investing activities

Net cash used in investing activities was approximately $5.4 million in the six months ended June 30, 2015, primarily due to the exercise of an option to acquire additional shares of Dori Energy.

Net cash provided by investing activities was approximately $5.9 million in the six months ended June 30, 2014, primarily due to restricted cash that was released following the repayment of loans and release of short term deposits, partially offset by the grant of long-term loans to an investee.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2015 was approximately $0.5 million, primarily due to a short term bank loan that was repaid in August 2015.

Net cash provided by financing activities in the six months ended June 30, 2014 was approximately $30.3 million, primarily due to funds raised in connection with issuances of our Series A Debentures in January 2014 and June 2014, net of repayments of long-term bank loans and financial lease obligations.

In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014 we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The aggregate net proceeds received in connection with the offering of our Series A Debentures during the six months ended June 30, 2014 were approximately NIS 193.6 million (approximately $55.8 million).

As of June 30, 2015, we were not in default of any financial covenants under the agreements with Centrobanca and Leasint, or under the Deed of Trust for our Series A Debentures.

As of June 30, 2015, our total current assets amounted to approximately $24.1 million, out of which approximately $11.7 million was in cash and cash equivalents and approximately $5 million was in marketable securities, compared with total current liabilities of approximately $11.3 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2014, our total current assets amounted to approximately $49.5 million, out of which approximately $42.9 million was in cash and cash equivalents, compared with total current liabilities of approximately $13.2 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

The decrease in our cash balance is mainly attributable to the exercise of an option to acquire additional share capital of Dori Energy.

Contractual Obligations

As of June 30, 2015, except for the short-term and long-term financing obtained through June 30, 2015 and the loan agreement entered into with UBI in July 2015, as described above, there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, restricted cash, short-term deposits and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants are denominated in Euro and in Dori Energy are denominated in NIS. The financing we obtained in connection with four of our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, the functional currency of us and a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we utilized certain foreign currency interest rate swap contracts and several forward transactions to manage the foreign exchange risk resulting from Series A Debentures denominated in NIS and our Euro based PV operations. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction see note 7 of our unaudited condensed consolidated interim financial statements as at June 30, 2015.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

		June 30	December 31
		2015	2014
	Note	US$ in thousands
Assets
Current assets
Cash and cash equivalents		11,691	15,758
Marketable securities		5,038	3,650
Short-term deposits		-	3,980
Restricted cash		262	283
Trade receivables		102	214
Other receivables and prepaid expenses		7,027	5,929
		24,120	29,814
Non-current assets
Investment in equity accounted investee	6	35,922	27,237
Financial assets		5,972	1,912
Property, plant and equipment, net	5	83,711	93,513
Restricted cash and deposits		5,620	5,134
Other assets		1,274	1,477
		132,499	129,273
Total assets		156,619	159,087
Liabilities and Equity
Current liabilities
Loans and borrowings		1,462	677
Debentures		5,044	4,884
Accounts payable		1,097	1,229
Accrued expenses and other payables		3,672	4,134
		11,275	10,924
Non-current liabilities
Finance lease obligations		5,032	5,646
Long-term loans		3,602	4,039
Debentures		41,486	40,042
Other long-term liabilities		3,193	4,310
		53,313	54,037
Total liabilities		64,588	64,961
Equity
Share capital		26,240	26,180
Share premium		76,940	76,932
Treasury shares		(522)	(522)
Reserves		(12,887)	(8,127)
Retained earnings (Accumulated deficit)		2,363	(353)
Total equity attributed to shareholders of the Company		92,134	94,110
Non-Controlling Interest		(103)	16

Total equity		92,031	94,126

Total liabilities and equity		156,619	159,087

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited)

		For the six months ended June 30
		2015	2014
	Note	US$ in thousands (except per share data)
Revenues		7,228	7,531
Operating expenses		1,362	1,529
Depreciation expenses		2,456	2,615
Impairment charges	5	-	574
Gross profit		3,410	2,813

General and administrative expenses		1,706	2,348
Company’s share of gain (losses) of investee accounted for at equity		217	(230)
Other income, net	6	57	1,843
Operating Profit		1,978	2,078

Financing income		122	736
Financing income (expenses) in connection with derivatives reevaluation , net		5,306	(343)
Financing expenses		(4,101)	(2,915)
Financing income (expenses), net		1,327	(2,522)

Profit (loss) before taxes on income		3,305	(444)

Taxes on income		708	78

Net income (loss) for the period		2,597	(522)

Income (Loss) attributable to:
Shareholders of the Company		2,716	(516)
Non-controlling interests		(119)	(6)

Net income (loss) for the period		2,597	(522)

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments		699	(303)

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments		(5,459)	(769)

Total other comprehensive loss		(4,760)	(1,072)

Total comprehensive loss		(2,163)	(1,594)

Basic net earnings (loss) per share		0.26	(0.05)
Diluted net earnings (loss) per share		0.25	(0.05)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

		Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
			Retained		reserve	Presentation
			earnings		from	currency
	Share	Share	(Accumulated	Treasury	foreign	translation
	capital	premium	Deficit)	shares	operations	reserve	Total
	US$ in thousands
For the six months ended
June 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	2,716	-	-	-	2,716	(119)	2,597
Other comprehensive loss	-	-	-	-	699	(5,459)	(4,760)	-	(4,760)
Total comprehensive loss	-	-	2,716	-	699	(5,459)	(2,044)	(119)	(2,163)
Cost of share-based payments	-	24	-	-	-	-	24	-	24
Warrants and options exercise	60	(16)	-	-	-	-	44	-	44
Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031

		Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
	US$ in thousands
For the six months ended
June 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Loss for the period	-	-	(516)	-	-		(516)	(6)	(522)
Other comprehensive loss	-	-	-	-	(303)	(769)	(1,072)	-	(1,072)
Total comprehensive loss	-	-	(516)	-	(303)	(769)	(1,588)	(6)	(1,594)

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six months ended June 30
	2015	2014
	US$ thousands
Cash flows from operating activities
Income (loss) for the period	2,597	(522)
Adjustments for:
Financing (income) expenses, net	(1,327)	2,522
Impairment charges	-	574
Depreciation	2,456	2,615
Share-based payment	24	-
Company’s share of losses (income) of investees accounted for at equity	(217)	230
Decrease (increase) in trade receivables	95	(74)
Increase in other receivables and prepaid expenses	(2,306)	(2,259)
Increase in other assets	(4,370)	(1,478)
Decrease in accrued severance pay, net	-	(27)
(Decrease) increase in trade payables	(49)	177
Increase in accrued expenses and other payables	5,536	541
Tax expenses	708	78
Tax (paid) received	(95)	181
Interest received	93	58
Interest paid	(1,449)	(2,525)

Net cash provided by operating activities	1,696	91

Cash flows from investing activities
Purchase of property and equipment	-	(92)
Advance payment on account of investment	-	(408)
Investment in equity accounted investees	(7,456)	(4,058)
(Investment in) proceeds from restricted cash	(550)	5,321
Investment in Marketable Securities	(1,350)	-
Proceeds from deposits	3,980	5,153

Net cash (used in) provided by investing activities	(5,376)	5,916

Cash flows from financing activities
Repayment of loans	(424)	(25,506)
Short-term loans, net	910	-
Proceeds from options and warrants exercised	44	-
Proceeds from loans and Debentures, net	-	55,791

Net cash provided by financing activities	530	30,285

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six months ended June 30
	2015	2014
	US$ thousands
Exchange differences on balance of cash and cash equivalents	(917)	(637)

Increase (decrease) in cash and cash equivalents	(4,067)	35,655
Cash and cash equivalents at the beginning of the period	15,758	7,238

Cash and cash equivalents at the end of the period	11,691	42,893

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to Adjusted EBITDA (in US$ thousands) (Unaudited)

	For the Six Months ended June 30,	For the Six Months ended June 30,
	2015	2014
	Unaudited	Unaudited
Net income (loss) for the period	2,597	(522)
Financing expenses, net	(1,327)	2,522
Taxes on income (benefit)	708	78
Depreciation	2,456	2,615
EBITDA from continuing operations	4,434	4,693